

A DAY HAS ENOUGH HOURS.
~~JU~~ST HAVE TOO MANY EXCUSES.

Harvey's Mindset

Jon Ebner · 3rd 🔗
Co-Founder and CEO at HOON
New York, New York, United States · 500+ connections ·
Contact info

🏢 HOONCO

〽️ University of Michigan

Featured



This Guy Used Cupcakes To Help Him Land An Interview With His Dream Startup
Business Insider

Jon Ebner's journey to a startup job included hand-delivered baked goods and more than a month of working almost for free.

Experience


Co-Founder and CEO
HOONCO · Full-time
Feb 2021 – Present · 1 mo
New York City Metropolitan Area

Now anyone in the world can have their own consulting business


President
JEbner Consulting · Self-employed
Dec 2020 – Present · 3 mos
New York City Metropolitan Area

Sales consultant for companies valued over $1B


Mentor
First Round Capital
Feb 2021 – Present · 1 mo


Co-Founder
BTWN
Jul 2016 – Present · 4 yrs 8 mos
Greater New York City Area

After seeing firsthand how startups were handling hiring and firing, we thought that there had to be a better way: a better way to manage outgoing teammates and a better way to help people launch their career forward.

...see more


Platterz
3 yrs

Director, East Coast Sales
Jan 2020 – Apr 2020 · 4 mos
Greater New York City Area

General Manager, New York
Jan 2018 – Jan 2020 · 2 yrs 1 mo
Greater New York City Area

🖼️ 🔗 Platterz Uses Artificial Intelligence to Make...

Show 1 more role ⌄

Show 5 more experiences ⌄

Education


University of Michigan
Bachelor of Arts, Psychology
2003 – 2007
Activities and Societies: University of Michigan Boxing Club


University of London
General Studies
2006 – 2006

Studied and traveled extensively in semester long emersion program

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Skills & endorsements

Sales · 30

 Endorsed by 2 of Jon's colleagues at CommonBond.co

 Endorsed by 9 people who know Sales

Start-ups · 25

 Endorsed by John Salzinger ✅ and 3 others who are highly skilled at this

 Endorsed by 2 of Jon's colleagues at CommonBond.co

Account Management · 19

 Endorsed by Mike Pensa, who is highly skilled at this

 Endorsed by 2 of Jon's colleagues at ~~CommonBond.co~~

















this CommonBond.co

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Recommendations

Received (1) Given (0)

Chad Dyar
Enablement Leader - Lean Six Sigma Black Belt - Author - Southern Gentleman
July 25, 2016, Chad worked with Jon but at different companies

Early in 2016 I was given the opportunity to participate in a panel discussion on driving productivity. After the panel I met Jon Ebner who, at the time, was a vendor partner at Cater2Me. After the meeting he extended an invitation to meet for coffee and thus began a great friendship and an inspired partnership. ... See more

Accomplishments

3 **Publications**
How My Father Taught Me Self-Discipline • This Guy Used Cupcakes To Help Him Land An Interview With His Dream Startup • Memory of father fuels Jonathan Ebner during Golden Gloves

1 **Language**
Spanish

Interests

University of London
200,279 followers

BTWN
1 members

McCann Worldgroup
327,952 followers

University of Michigan
539,410 followers

Grey Group
182,550 followers

Founder's District Toastmasters
190 members

See all